MEMORANDUM
TO:	Keith Gregory U. S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel Jackson National Asset Management, LLC
DATE:	February 19, 2015
SUBJECT:
Response to Comments to the initial registration statement (the “Registration Statement”) filed on Form N-14 on January 16, 2015 relating to the merger of the Curian/UBS Global Long Short Fixed Income Opportunities Fund into the Curian/BlackRock Global Long Short Credit Fund, each a series of the Curian Variable Series Trust (“Registrant”)
File No:  333-201574

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff,” as appropriate) comments to the Registration Statement received via telephone on February 11, 2015.

The comments are repeated below in italics, with responses immediately following.

1.	Proxy Cards

a.
For the Proxy Cards, please bold or highlight the text that states, “Unless indicated to the contrary, this voting instruction card shall be deemed to be instructions to vote “FOR” the proposals specified on the reverse side.”

RESPONSE: The Registrant notes that the referenced text has been updated since the preliminary filing to state, “If this voting instruction card is not marked to indicate voting instructions but is signed, dated and returned, it will be treated as an instruction to vote the shares in favor of the proposal specified on the reverse side.”  The Registrant confirms that this text has been bolded on the Proxy Cards, as required.

2.	General Comments

a.	Please confirm that all blank tables, charts, outstanding shares and other information will be completed in the final Registration Statement.

RESPONSE:The Registrant confirms that information will be provided for all blank items in the definitive N-14 filings.

b.	Please update all references throughout the document of “Information Statement” and change them to “Proxy Statement” so as not to cause confusion to shareholders.

RESPONSE:The Registrant has updated, in all places where appropriate, the references to “Information Statement” and changed them to “Contract Owner Voting Instructions.”

c.
On Page (i) of the Information Statement section, in the first sentence of the last paragraph that states in part, “The number of Shares held in the investment division of a Separate Account corresponding to the Acquired Fund for which a Contract Owner may provide voting instructions was determined as of the Record Date by dividing (i) a Contract’s account value (minus any Contract indebtedness) allocable to that investment division…” please confirm that the statement “minus any Contract indebtedness” is correct.

RESPONSE: The Registrant confirms that the statement “minus any Contract indebtedness” is accurate.

d.	Under the “Summary” section and in all other places throughout the document, where applicable, please confirm the language that references “direct or indirect” holders of the Acquired Fund’s shares.

RESPONSE: The Registrant has updated the reference to “direct or indirect” holders to state as follows:

In considering whether to approve the proposal (“Proposal”), you should review the Proposal for the Acquired Fund in which you were ~~a direct or indirect holder~~ invested on the Record Date (as defined under “Voting Information”).

The Registrant also confirms that there are no other similar updates that need to be made throughout the document.

e.	For the ease of understanding and to avoid confusion for investors, please consider defining “Shareholder” to include “Contract Owner.”

RESPONSE: The Registrant respectfully declines this request.  The terms “Shareholder” and “Contract Owner” have distinct legal meanings, and the Registrant believes that it would be misleading to use “Shareholder” in place of “Contract Owner.”

f.
On Page 2, under the first bullet, please consider revising the language to state that “The Funds have somewhat similar investment objections.” The Staff notes that typically an absolute return strategy aims to deliver positive returns in all market conditions and uses short sales and hedging to achieve low volatility whereas the Acquired Fund does not employ short selling and certain other principal strategies used by the Acquiring Fund.

RESPONSE: The Registrant has made the requested change.

g.	On Page 2, under the second bullet point, please consider highlighting how the differences between the Acquired Fund and the Acquiring Fund may affect performance and expenses.

RESPONSE: The Registrant has revised the bullet point, as follows:

•
Although the Funds have similar investment objectives, they employ different investment policies in seeking to achieve those objectives.  The UBS Fund invests in fixed income securities and investments that provide exposure to fixed income securities, such as securities of governments throughout the world including the U.S., debt securities of supranationals and corporations, convertible securities, mortgage-backed and asset-backed securities, inflation-linked securities, other securitized or collateralized debt securities, and derivatives.  The BlackRock Fund invests in credit-related instruments such as U.S. Government and agency securities, foreign government and supranational debt securities, corporate bonds, mortgage-related securities and asset-backed securities, collateralized debt and loan obligations, emerging market debt securities, preferred securities, structured products, mezzanine securities, senior secured floating rate and fixed rate loans or debt, second lien or other subordinated or unsecured floating rate and fixed rate loans or debt, convertible debt securities, and derivatives with similar economic characteristics.  The UBS Fund and the BlackRock Fund have the same fundamental policies.  There are some differences in the Funds’ primary investment policies and strategies, including the BlackRock Fund’s investments in repurchase agreements, convertible bonds and common and preferred stocks, and the BlackRock Fund’s use of more active and frequent trading than the UBS Fund.  These differences in strategies may result in higher expenses for the Acquiring Fund, which can also result in reduced Fund performance.  For a detailed comparison of each Fund’s investment policies and strategies, see “Comparison of Investment Objectives, Policies and Strategies” below.

h.
Please consider whether the presentation of the risks in the “Comparison of Principal Risk Factors” section is appropriate and not misleading.  For example, with respect to the UBS reorganization, the disclosure suggests that the UBS fund is not subject to, among others, sovereign risk debt, structured products risk, tax risk, prepayment risk, and extension risk.  The UBS Fund’s principal strategies would suggest that the Fund is subject to these risks.

RESPONSE: The Registrant believes that the presentation of the risk in this section is appropriate and not misleading because it clearly states that it is presenting the principal risks of investing in the funds.  The Registrant has added an asterisk after the chart to provide further clarification, as follows:

* The above chart reflects only the principal risks of investing in both the Acquired Fund and the Acquiring Fund.  For additional information about each principal risk and other applicable risks, see Appendix B.

i.
On Page 2, under the third bullet point, please highlight the fact that certain risks of the Acquiring Fund will or may result in an increased risk profile when compared to the Acquired Fund; for example, distressed debt risk, emerging markets risk, loans risk, and mezzanine securities risk, reverse repurchase agreements risk, short sales risk, and small-capitalization investing risk.  In addition, please highlight the fact that the Acquiring Fund may have higher expenses and lower performance due to the effect of short sales and active trading.

RESPONSE: The Registrant has updated the referenced language as follows:

•
The Funds also have similar risk profiles, although there are differences of which you should be aware.  Each Fund’s principal risks include credit risk, derivatives risk, foreign regulatory risk, foreign securities risk, high-yield bonds, lower-rated bonds, and unrated securities risk, interest rate risk, leverage risk, liquidity risk, and market risk.  The UBS Fund, however, also is subject to commodities regulatory and tax risk, investment in other investment companies risk, managed portfolio risk, and U.S. Government securities risk, while the BlackRock Fund generally is not.  In addition, the principal risks of investing in the BlackRock Fund also include air transportation industry risk, borrowing risk, collateralized debt obligations risk, convertible securities risk, corporate loan risk, distressed debt risk, emerging markets risk, extension risk, loans risk, mezzanine securities risk, mid-capitalization investing risk, mortgage-related and other asset-backed securities risk, portfolio turnover risk, preferred stock risk, prepayment risk, repurchase agreements and purchase and sale contracts risk, reverse repurchase agreements risk, second lien loans risk, senior loans risk, short sales risk, small-capitalization investing risk, sovereign debt risk, structured products risk, and tax risk, which are not principal risks of investing in the UBS Fund.  At times, the BlackRock Fund may experience higher expenses due to the effect of short sales and active trading.  Such higher expenses may negatively impact the Fund’s performance.  For a detailed comparison of each Fund’s risks, see “Comparison of Principal Risk Factors” below.

j.
On Pages 2 and 3, under the fourth bullet point, please clarify that the terms of the current Curian Capital and proposed JNAM investment advisory agreements will be identical, including all fees and expenses.

RESPONSE: The Registrant has updated the language, as follows:

•
Curian Capital, LLC (“Curian Capital” or the “Adviser”) currently serves as the investment adviser and administrator for each Fund.  However, if a proposal to change investment advisers from Curian Capital to Jackson National Asset Management, LLC (“JNAM”) is approved by shareholders via a separate proxy, then JNAM will manage and administer the BlackRock Fund after the Reorganization.  There will be no change to the investment strategy of the Acquiring Fund as a result of the investment adviser change, and the terms of the Investment Advisory and Management Agreement with JNAM will be identical to the terms of the current Curian Capital Investment Advisory and Management Agreement.  Curian Capital and JNAM have both received separate exemptive orders from the SEC that generally permit Curian Capital, JNAM, and the Trust’s Board of Trustees to appoint, dismiss and replace each Fund’s sub-adviser(s) and to amend the advisory agreements between Curian Capital or JNAM, as the case may be, and the sub-adviser(s) without, obtaining shareholder approval.  However, any amendment to an advisory agreement between Curian Capital or JNAM, as the case may be, and the Trust that would result in an increase in the management fee rate specified in that agreement (i.e., the aggregate management fee) charged to a Fund will be submitted to shareholders for approval.  Currently, neither Fund employs a sub-adviser.  For a detailed description of the Adviser, please see “Additional Information about the Acquiring Fund - The Adviser” below.

k.	Please update the net asset numbers provided on Page 3 to reflect December 31, 2014 instead of June 30, 2014 figures.

RESPONSE: The Registrant respectfully declines this request.  As discussed more fully in response to comment 1.n. below, the information regarding the net assets and the total annual fund operating expense ratios of each Fund presented on pages 1 and 2 are consistent with the requirements of Forms N-1A and N-14, and Regulation S-X under the Securities Act of 1933, as amended (“1933 Act”).

l.	On Page 3, under the first bullet point, please disclose that the federal tax consequences to the contract owners are expected to be tax-free.

RESPONSE: The Registrant has updated the language, as follows:

•
Shareholders of the International Growth Fund will receive shares of the Growth Fund pursuant to the Reorganization.  Shareholders will not pay any sales charges in connection with the Reorganization.  The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368(a) of the Code.  Please see “Comparative Fee and Expense Tables,” “Additional Information about the Reorganization” and “Additional Information about the Acquiring Fund” below for more information

m.
On Page 4, please explain why Curian Capital will continue to receive an administrative fee from the fund as stated in Footnote 1 to the annual operating expenses table or consider removing this Footnote.

RESPONSE: The Registrant has updated the Footnote as follows:

1 “Other Expenses” for the UBS Fund and the BlackRock Fund includes an Administrative Fee of 0.20% which is payable to the investment adviser~~Curian Capital~~.  For the BlackRock Fund, the amount also includes the estimated costs associated with the Fund’s short sales on equity securities. When a cash dividend is declared on a security for which the Fund holds a short position, the Fund incurs the obligation to pay an amount equal to that dividend to the lender of the shorted security. In addition, the BlackRock Fund incurs borrowing fees related to short sale transactions. The annualized ratios of dividend expense on short sales and borrowing fees related to short sales to assets for the period for the BlackRock Fund are 0.41%.  The BlackRock Fund’s actual dividend expense and borrowing fees on securities sold short in future periods may be significantly higher or lower than the amounts above due to, among other factors, the extent of the Fund’s short positions, the actual dividends paid with respect to the securities the Fund sells short, and the actual timing of the Fund’s short sale transactions, each of which is expected to vary over time.

n.
On Pages 4 and 5, please update the amounts listed in the annual operating expenses table and example examples table to reflect year-ended December 31, 2014 numbers as opposed to December 31, 2013. Please also consider whether the footnotes remain relevant after the update.

RESPONSE: The Registrant respectfully declines this request.  The Registrant believes that presenting fee tables as of December 31, 2013 complies with the requirements of Form N-14 and Form N-1A because the initial filing was made within 60 days after the end of the Registrant’s fiscal year (December 31) and audited financial statements for the most recent fiscal year are not yet available.

Form N-14 requires “a table showing the current fees for the registrant and the company being acquired and pro forma fees, if different, for the registrant after giving effect to the transaction using the format prescribed” by Item 3 of Form N-1A.  Form N-1A, Item 3, Instruction 3(d)(i) requires that a registrant “base the percentages of “Annual Fund Operating Expenses” on amounts incurred during the Fund’s most recent fiscal year.”  For the purposes of Form N-1A, the presentation of “amounts incurred during the Fund’s most recent fiscal year” is linked to the fund’s financial statements included in its registration statement, such as the statement of operations.  For example, Form N-1A, Item 3, Instruction 3(d)(i) states that “the amount of expenses deducted from the Fund’s assets are the amounts shown as expenses in the Fund’s statement of operations.”  Thus, the annual fund operating expense ratios presented in the fee tables should be based upon and correspond to amounts that appear in the Fund’s statement of operations.  Regulation S-X under the Securities Act of 1933 sets forth the requirements for the content of financial statements and provides instructions regarding the timeliness of financial statements included in filings.  Rule 3-18(b) of Regulation S-X states that “if the filing is made within 60 days after the end of the registrant's fiscal year and audited financial statements for the most recent fiscal year are not available, … the statements of operations … shall be provided for the preceding fiscal year.”  Because the initial registration statement on Form N-14 was filed within 60 days after the end of the Registrant's fiscal year and audited financial statements for the most recent fiscal year are not yet available, the Registrant’s filing on Form N-14 includes a statement of operations for the Funds for the fiscal year ended December 31, 2013.  The fee tables presented in the proxy statement/prospectus under Form N-14 correspond to this statement of operations as contemplated by Form N-1A.1  Accordingly, the Registrant believes the fee tables presenting annual fund operating expense ratios as of December 31, 2013 comply with the requirements of Form N-14 and Form N-1A.

The Registrant also would like to note that this analysis results in disclosure in the proxy statement/prospectus under Form N-14 regarding the Acquiring Fund that is consistent with the disclosure an investor would receive in the prospectus for the Acquiring Fund under Form N-1A, if such an investor were making an independent investment decision regarding the Acquiring Fund at this same point in time.  As a result, a contract owner invested in the Acquired Fund is receiving information regarding the annual fund operating expense ratios that is no different than the information that would be provided to an investor making an investment decision regarding the Acquiring Fund unrelated to the proposed reorganization.

o.
On Page 4, under the section entitled, “Comparative Fee and Expense Tables,” please clarify in Footnote 4 whether the reduction in the Distribution Fee will occur whether or not the change in investment advisers from Curian Capital, LLC to Jackson National Asset Management, LLC is approved by shareholders.  Please similarly clarify in Footnote 4 whether the reduction will occur if the Reorganization is not approved by Contract Owners.

RESPONSE: The Registrant has updated the footnote, as follows:

4  In conjunction with the separate proposal to change investment advisers, the Board approved a reduction of 5 basis points in the Distribution Fee at its January 8, 2015 Special Board Meeting. This reduction in the Distribution Fee will occur whether or not the Reorganization and/or the investment adviser change from Curian Capital to JNAM is approved by shareholders.

p.
On Page 4, under the section entitled, “Comparative Fee and Expense Tables,” please clarify in Footnote 5 whether the reduction in the Administrative Fee will occur whether or not the change in investment advisers from Curian Capital, LLC to Jackson National Asset Management, LLC is approved by shareholders.  Please similarly clarify in Footnote 5 whether the reduction will occur if the Reorganization is not approved by Contract Owners.

RESPONSE: The Registrant has updated the footnote, as follows:

4  In conjunction with the separate proposal to change investment advisers, the Board approved a reduction of 5 basis points in the Administrative Fee at its January 8, 2015 Special Board Meeting. This reduction in the Administrative Fee will occur whether or not the Reorganization is approved by shareholders, but is contingent upon shareholder approval of the investment adviser change from Curian Capital to JNAM.

q.
On Page 4, under the section entitled, “Comparative Fee and Expense Tables,” please update the portfolio turnover percentage to reflect a percentage as of December 31, 2014 as opposed to June 30, 2014.

RESPONSE: The Registrant respectfully declines this request.  Portfolio turnover rates as of December 31, 2014 are not yet available.  In addition, the Registrant believes that providing portfolio turnover rates for the Funds for the six-months ended June 30, 2014 provides investors with meaningful disclosure consistent with that presented in the Funds’ most recent shareholder reports.

r.
On the top of Page 5, under “Comparison of Investment Adviser,” please update the language that follows the asterisk to state that the investment adviser change is subject to approval of each Fund’s shareholders as opposed to stating that it is subject to approval of the Trust’s shareholders. Please make confirming changes throughout the registration statement, as applicable.

RESPONSE: The Registrant has updated the referenced language to reflect that the investment adviser change is subject to the approval of each Fund’s shareholders, as follows:

*Although it is being proposed that Jackson National Asset Management, LLC become investment adviser to the Funds, subject to approval of ~~the Trust~~ each Fund’s shareholders, with such change to become effective on April 27, 2015.

The Registrant confirms that the conforming changes have been made throughout the registration statements, as applicable.

s.	On Page 11, please update the performance bar charts to reflect the same scale for ease of comparison.

RESPONSE: The Registrant has made the requested change.

t.
On Pages 11 and 12 for the Average Annual Total Returns charts, please include the parenthetical required under Item 4(b)(2) of Form N-1A that states that the index “reflects no deduction for fees, expenses or taxes” in all places, where appropriate.

RESPONSE: The Registrant has added the parenthetical required under Item 4(b)(2) of Form N-1A for all indices included in the Average Annual Total Return charts, as appropriate.

u.	On Page 13, under “Board Considerations,” please (1) clarify the types of materials that the Board considered and (2) disclose any negative aspects of the reorganization that the Board considered.

RESPONSE: (1) The Registrant has revised the first sentence of the “Board Considerations” section as follows:

At meetings of the Trust’s Board of Trustees held on January 4, January 8 and January 12, 2015, the Trustees, all of whom are not “interested persons” (as that term is defined in the 1940 Act) of the Trust (the “Independent Trustees”), considered written memoranda and other supporting materials and discussed the potential benefits to the shareholders of the Acquired Fund under the proposed Reorganization.

(2) The Registrant refers the Commission Staff to the “Board Considerations” section, which discusses all of the factors considered by the Board, including those that might be viewed as not supporting the Reorganization.

v.
On Pages 13-14, in the first bullet point under “Board Considerations,” please clarify the meaning of “generally compatible investment objective,” we note that the Registrant disclosed many differences between the strategies and risks for the Acquiring and Acquired Funds.  Additionally, please disclose whether the Board considered the different risk profiles of the Acquired Fund and the Acquiring Fund.

RESPONSE: The Registrant has revised the first sentence of the “Investment Objectives and Investment Strategies” bullet point as follows:

The Board noted that the Reorganization will permit the Contract Owners with beneficial interest in the Acquired Fund to continue to invest in a professionally managed fund with a similar ~~generally compatible~~ investment objective to that of the Acquired Fund, noting that the Acquired Fund seeks to maximize total return, consisting of capital appreciation and current income, and the Acquiring Fund seeks absolute total returns over a complete market cycle.

The Registrant advises the Commission Staff that the Board considered the Acquired Fund’s and Acquiring Fund’s risk profiles and refers the Staff to the disclosure in the section titled “Comparison of Principal Risk Factors” on pages 8 and 9 of the Registration Statement, “Description of Risk Factors” on page 15 of the Registration Statement and Appendix B of the Registration Statement, which comprehensively describe the Funds’ risks.

w.
On Page 12, in the “Capitalization” section, if the Acquiring Fund is expected to incur any transaction costs in connection with the Reorganization, please include an estimate of the transaction costs as an adjustment in the table thereby reducing net assets of the combined fund. Additionally, please note that any portfolio repositioning should be described in the pro forma financial statements.

RESPONSE: The Registrant has updated the language in Footnote (a) of the Capitalization table, as follows:

(a)  The costs and expenses associated with the Reorganization relating to preparing, filing, printing and mailing of material, disclosure documents and related legal fees, including the legal fees incurred in connection with the analysis under the Code of the taxability of this transaction, and obtaining a consent of independent registered public accounting firm will be borne by JNAM.  Each~~The UBS~~ Fund will bear its proportionate share of the transaction expenses associated with the Reorganization.  Such expenses are estimated to be $192,373.  No sales or other charges will be imposed on Contract Owners in connection with the Reorganization.

The Registrant also confirms that the transaction expenses have been included as an adjustment in the Capitalization table and have been described in the pro forma financial statements.

3.	Part C Comments

a.	Please update Exhibit 12 under Part C to reflect that the Tax Opinion of Counsel will be filed by amendment.

RESPONSE:The Registrant respectfully advises the Commission Staff that “Not Applicable” was inadvertently included and that the Opinion and Consent of Counsel regarding tax matters and consequences to shareholders, which is referenced in other parts of the Registration Statement (including the undertaking in Item 17 of Part C), will be filed by amendment.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully. In addition to the changes described above, the Registrant has also made changes based on comments received from the Commission Staff on other N-14 filings, which for consistency purposes have been applied to this N-14 in all places where applicable.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc:File

1 The Registrant also has filed an interim statement of operations as required by Rule 3-18(b) of Regulation S-X.  Although this interim statement of operations provides information regarding the expenses incurred by the Funds during fiscal year 2014, the information covers only the first six months of the fiscal year.  The Registrant does not believe that annualizing such information is required by Form N-14 or Form N-1A.

February 19, 2015

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Keith Gregory

Re:	Curian Variable Series Trust
File Nos: 333-201574 and 811-22613

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced proxy statement effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filing effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filing; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 312-730-9721.

Sincerely,

Diana R. Gonzalez
Assistant Vice President